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July 3, 2013	TEL +1 512.322.2500 FAX +1 512.322.2501 www.bakerbotts.com	DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

065677.0118	Mollie Duckworth TEL +1 512.322.2551 FAX +1 512.322.8362 mollie.duckworth@bakerbotts.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:      H. Roger Schwall

Karl Hiller

Michael Fay

Kevin Dougherty

Re:          Jones Energy, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-188896

Ladies and Gentlemen:

This letter relates to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as amended through Amendment No. 3 filed on June 28, 2013. On behalf of the Company, we hereby submit for the Commission’s review the currently expected offering terms to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) relating to the Company’s proposed initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. These pricing terms will be included in a future amendment to the Registration Statement. The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum amount of securities to be offered as of July 3, 2013. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Preliminary Prospectus will state that the initial offering price to the public of the Company’s Class A common stock (the “Shares”) is expected to be between $17.00 and $19.00 per Share, with a midpoint of $18.00 per Share, based on 14,000,000 Shares offered to the public in connection with the Offering. As requested by the Commission, please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and Share number information.

The Company seeks confirmation from the staff of the Division of Corporation Finance that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement. Please telephone me or Paul Perea, also of Baker Botts L.L.P., counsel for the Company, at 512.322.2551 or 713.229.1674, respectively, with any questions or comments you have regarding the enclosed.

Respectfully,

/s/ Mollie H. Duckworth
Mollie H. Duckworth

Enclosures

cc:           Mr. Mike McConnell (without enclosures)

Jones Energy, Inc.

Mr. Mike Bengtson (without enclosures)

Mr. Paul Perea (without enclosures)

Baker Botts L.L.P.